

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 16, 2009

Mr. Derrick R. Meyer
President and Chief Executive Officer
Advanced Micro Devices, Inc.
One AMD Place, P.O. Box 3453
Sunnyvale, California 94088-3453

> **Re:** **Advanced Micro Devices, Inc.**
> **Form 10-K for the fiscal year ended December 29, 2007**
> **Filed February 26, 2008**
> **File No. 1-07882**

Dear Mr. Meyer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief